SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Kiewit Investment Fund LLLP
(Name of Issuer)

Limited Partnership Interests
(Title of Classes of Securities)

N/A
(CUSIP Number)

Eric Olson Kiewit Plaza Omaha, Nebraska 68131 Telephone Number: (800) 443-4306
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth E. Stinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	□ □
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION .
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,468.768 Units
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 4,468.768 Units
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,468.768 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON*

Item 1. Security and Issuer.

Not applicable.

Item 2. Identity and Background.

Not applicable

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

            The Investor is the beneficial owner of 4,468.768 Units. This amount represents 41.1% of the Issuer’s issued and outstanding Units.  On March 31, 2011, the Investor transferred 72 Units to one family member who does not reside with the Investor.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2011
(Date)

/s/ Kenneth E. Stinson
(Signature)

Kenneth E. Stinson
(Name)